PINNACLE ADVISORS LLC

507 Plum Street

Syracuse, NY 13204

July 11, 2014

Nysa Series Trust

507 Plum Street

Syracuse, NY 13204

To the Officers and Trustees of Nysa Series Trust:

This letter will serve to confirm our understanding that, effective as of this date, Pinnacle Advisors LLC (Adviser), the investment adviser to Nysa Fund (Fund), a series of Nysa Series Trust (Trust), will waive the advisory fee to which it is entitled under the Investment Advisory Agreement between the Adviser and the Trust relating to the portfolio management and other services described therein, for a period of at least one year from the effective date of Amendment #24-25 (Amendment) to the Trust’s Registration Statement on Form N-1A. We currently anticipate that the Amendment will be effective upon filing with the United States Securities and Exchange Commission on or about July 21, 2014.

Very truly yours,

Pinnacle Advisors LLC

By:

/S/ Robert F. Cuculich

Robert F. Cuculich

Its:

President